

October 23, 2013

Via E-mail
Michael D. Newman
Chief Financial Officer
Office Depot, Inc.
6600 North Military Trail
Boca Raton, Florida 33496

      Re: **Office Depot, Inc.**
               Form 10-K for the Fiscal Year Ended December 29, 2012
               Filed February 20, 2013
               File No. 001-10948

Dear Mr. Newman:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data, page 43

Consolidated Statements of Operations, page 53

1. We note disclosure in your filing detailing the "Recovery of Purchase Price" that was recorded during 2012. Please tell us more about your GAAP basis for recognizing this contribution as a credit to operating expenses and if you still own the business acquired in 2003. We may have further comments after reviewing your response.

Notes to Consolidated Financial Statements, page 57

Note A – Summary of Significant Accounting Policies, page 57

2. We note disclosure throughout your filing that you are a global supplier of office products and services. Please explain what comprises your service revenues. In this regard, please quantify this revenue stream for each of the financial periods provided. Please also tell us your consideration of separately disclosing product revenue from service revenue as provided for in Rule 5-03 of Regulation S-X.

Revenue Recognition, page 60

3. We note that you generate revenue from online sales in addition to sales generated within your stores. In light of your disclosure on page 26 that you see a trend of sales migrating from your retail locations to your online and other channels, please tell us what consideration you have given to providing a breakout of your retail sales both with and without online sales. Further, please tell us if online sales are included in comparable store sales. If online sales are included in comparable store sales and have a measurable effect on changes in your comparable store sales, please revise your Management's Discussion and Analysis of Financial Condition and Results of Operations to include a discussion excluding online sales for each of the periods presented, or alternatively, separately quantify the online activity included in comparable store sales for each period presented in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Michael D. Newman
Office Depot, Inc.
October 23, 2013
Page 3

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief